SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                              ALABAMA POWER COMPANY
                                 (the "Company")


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.


Item 1.  Type of security or securities.

                  Series H 5.49% Senior Notes due November 1, 2005 (the "Notes")

Item 2.  Issue, renewal or guaranty.

                  Issue

Item 3.  Principal amount of each security.

                  $225,000,000

Item 4.  Rate of interest per annum of each security.

                  5.49%

Item 5. Date of issue, renewal or guaranty of each security.

                  November 3, 1998

Item 6. If renewal of security, give date of original issue.

                  Not Applicable

Item 7.  Date of maturity of each security.

                  November 1, 2005

Item 8. Name of person to whom each security was issued, renewed or guaranteed.

         The Company issued and sold the Notes to Chase Securities Inc., Lehman Brothers Inc., Salomon Smith Barney Inc., A. G. Edwards & Sons, Inc. and First Chicago Capital Markets, Inc., as the Underwriters, pursuant to an Underwriting Agreement dated October 28, 1998.

Item 9. Collateral given with each security, if any.

                  None

Item 10. Consideration received for each security.

                  $223,593,750.

Item 11. Application of proceeds of each security.

                  The proceeds from the sale of the Notes, together with other funds of the Company, will be applied by the Company to redeem in December 1998 the $100,000,000 outstanding principal amount of its First Mortgage Bonds, 6.85% Series due August 1, 2002 and in January 1999 the $125,000,000 outstanding principal amount of its First Mortgage Bonds, 7.00% Series due January 1, 2003.

Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

         a.       the provisions contained in the first sentence of Section
                  6(b)___

         b.       the provisions contained in the fourth sentence of Section
                  6(b)___

         c. the provisions contained in any rule of the Commission other than Rule U-48_X_

Item 13. Not Applicable.

Item 14. Not Applicable.

Item 15. If the security or securities are exempt from the provisions of
         Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

                  Rule 52


Date:  November 5, 1998                       ALABAMA POWER COMPANY



                                              By: /s/Wayne Boston
                                                     Wayne Boston
                                                  Assistant Secretary